Exhibit 99.5

Santiago, February 22, 2010

GG/43/2010

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

RE:	COMMUNICATING MATERIAL EVENT

Dear Sir:

In accordance with Articles 9 and 10 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, CorpBanca hereby informs you of the material event regarding the company:

On January 27, 2010, we notified the Superintendency of Securities and Insurance of as an occurrence of a material event the calling of our Ordinary General Shareholders’ Meeting to be held on February 25, 2010, for the purpose of submitting to the shareholders’ consideration those matters of their competence, among others, to approve at said General Shareholders’ Meeting the financial statements for the fiscal year ended 2009 and to decide on the distribution of a dividend representing 100% of the net income for 2009 of Ch$85,108,675,320, which would be distributed as a dividend among the holders of the aggregate amount of shares of CorpBanca equal to 226,909,290,577 shares, which will be reduced by the number of shares not sold at the termination of the second preferred offering period previously disclosed, wherein 66,459,481 shares were offered.

At the conclusion of the second preferred offering period, 63,940,946 shares were issued. As a result, 226,906,772,042 shares will have a right to receive a distribution.

If the proposal to distribute 100% of the net income for the year ended December 31, 2009, which amounted to Ch$85,108,675,320, is approved, the amount to be distributed per share would be equal to Ch$0.375082129784326. If approved, the dividend will be paid at the end of the Shareholder’s Meeting to those shareholders of record listed in the Shareholder’s Registry five business days prior the payment date.

All of the materials and proposals to be submitted for consideration at the Ordinary General Shareholders’ Meeting to be held on February 25, 2010 are available on CorpBanca’s website www.corpbanca.cl and can also be obtained at the offices of CorpBanca at Rosario Norte No. 660, 10th floor, Las Condes, Santiago.

Sincerely,

Mario Chamorro Carrizo
Chief Executive Officer